UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

First Business Financial Services, Inc.
(Name of Issuer)

Common Stock (par value $.01 per share)
(Title of Class of Securities)

319390 10 0
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☒                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319390 10 0

1		NAME OF REPORTING PERSONS Estate of Sam J. Jacobsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 321,543
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 321,543
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,543
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The percent ownership calculated is based upon an aggregate of 2,535,095 shares outstanding as of October 22, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on October 29, 2010.

CUSIP No. 319390 10 0

Item 1(a).	Name of Issuer:

First Business Financial Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 Charmany Drive, Madison, WI 53719

Item 2(a).	Name of Person Filing:

Estate of Sam J. Jacobsen

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 620127, Middleton, WI 53562

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock (par value $.01 per share)

Item 2(e).	CUSIP Number:

319390 10 0

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 319390 10 0

Item 4.	Ownership (shares beneficially owned as of the date of this filing):

(a)	Amount Beneficially Owned: 321,543

(b)	Percent of Class: 12.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 321,543

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 321,543

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 319390 10 0

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011
ESTATE OF SAM J. JACOBSEN

By:          /s/ Connie Salmon
Connie Salmon, Co-Personal Representative
In her fiduciary capacity and not in her personal or individual capacity